Ballard Power Systems Inc.

News Release

FOR IMMEDIATE RELEASE – NOVEMBER 5, 2007

Ballard Announces 2007 Third Quarter Financial Results Conference Call

Vancouver, Canada — Ballard Power Systems (TSX: BLD; NASDAQ: BLDP) will hold a conference call to discuss its 2007 third quarter results on Thursday, November 8, 2007 at 8:00 a.m. PST (11:00 a.m. EST).

Access to the live call may be obtained by calling the operator at 604-638-5340 or
1-800-319-4610 before the scheduled start time. The simultaneous audio web cast can be accessed on Ballard’s website at www.ballard.com

Participants are encouraged to preregister at:
http://services.choruscall.com/links/ballard071108_preregistration.html
Preregistrants will receive a special dial-in number and PIN, which will bypass operator registration for quicker access to the live conference call.

Following the call, the audio web cast will be archived on the www.ballard.com website. A digital recording of the call will also be available for playback for twenty-four hours (Telephone: 604-638-9010 PIN: 8186#).

About Ballard
Ballard Power Systems Inc. (TSX: BLD; NASDAQ: BLDP) is recognized as a leader in the development, manufacture and sale of hydrogen fuel cells. Ballard’s mission is to make fuel cells a commercial reality. To learn more about what Ballard is doing with Power to Change the World®, visit www.ballard.com.

Investor Contacts:	Media Contacts:
Ballard Power Systems Inc. Lori Vetter or Guy McAree (604) 454-0900 investors@ballard.com	Ballard Power Systems Inc. Rebecca Young or Guy McAree (604) 454-0900 media@ballard.com

Ballard, the Ballard logo, Power to Change the World and Mark 9 SSL are registered trademarks of Ballard Power Systems Inc.